KC Low Volatility PutWrite-CallWrite Q Fund
Kestenbaum Capital, LLC
12/18/2023
Exhibits
C. Instruments Defining Rights of Security Holders

All rights and instruments defining the rights of the Fund's security holders are explained in their entirety in the Fund's prospectus.